As confidentially submitted to the Securities and Exchange Commission on July 26 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934

CONSTELLATION NEWHOLDCO, INC.

(Exact name of registrant as specified in its charter)

Pennsylvania (State or other jurisdiction of Incorporation or organization)	87-1210716 (I.R.S. Employer Identification No.)

c/o Exelon Corporation 10 South Dearborn Street P.O. Box 805379 Chicago, Illinois (Address of Principal Executive Office)	60680-5379 (Zip Code)

(800) 483-3220 (Registrant’s telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered Common Stock, without par value	Name of each exchange on which each class is to be registered The Nasdaq Stock Market LLC

Securities to be registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

INFORMATION REQUIRED IN REGISTRATION STATEMENT
CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT AND ITEMS OF FORM 10

Item 1.	Business.

The information required by this item is contained under the sections “Summary,” “Unaudited Pro Forma Condensed Consolidated Financial Statements,” “Overview of the U.S. Power Markets,” “Our Business” and “Where You Can Find More Information” of the information statement filed as Exhibit 99.1 to this Form 10 (the “information statement”). Those sections are incorporated by reference herein.

Item 1A.	Risk Factors.

The information required by this item is contained under the sections “Summary—Summary of Risk Factors,” “Risk Factors” and “Cautionary Note Regarding Forward Looking Statements” of the information statement. Those sections are incorporated by reference herein.

Item 2.	Financial Information.

The information required by this item is contained under the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the information statement. Those sections are incorporated by reference herein.

Item 3.	Properties.

The information required by this item is contained under the section “Our Business—Properties and Facilities” of the information statement. That section is incorporated by reference herein.

Item 4.	Security Ownership of Certain Beneﬁcial Owners and Management.

The information required by this item is contained under the section “Security Ownership of Certain Beneficial Owners and Management” of the information statement. That section is incorporated by reference herein.

Item 5.	Directors and Executive Oﬃcers.

The information required by this item is contained under the section “Management” of the information statement. That section is incorporated by reference herein.

Item 6.	Executive Compensation.

The information required by this item is contained under the sections “Executive and Director Compensation” and “Management – Compensation Committee Interlocks and Insider Participation” of the information statement. Those sections are incorporated by reference herein.

Item 7.	Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is contained under the sections “Management” and “Certain Relationships and Related Party Transactions” of the information statement. Those sections are incorporated herein by reference.

Item 8.	Legal Proceedings.

The information required by this item is contained under the sections “Our Business—Legal Proceedings” and Note 3 – Regulatory Matters and Note 19 – Commitments and Contingencies of the Notes to Consolidated Financial Statements of the information statement. Those sections are incorporated by reference herein.

Item 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

The information required by this item is contained under the sections “The Separation – Results of the Separation,” “Trading Market”, “Dividend Policy”, and “Description of Capital Stock” of the information statement. Those sections are incorporated herein by reference.

Item 10.	Recent Sales of Unregistered Securities.

Not applicable.

Item 11.	Description of Registrant’s Securities to be Registered.

The information required by this item is contained under the section “Description of Capital Stock” of the information statement. That section is incorporated herein by reference.

Item 12.	Indemniﬁcation of Directors and Oﬃcers.

The information required by this item is contained under the sections “Certain Relationships and Related Party Transactions—Agreements with Exelon Related to the Separation—Separation Agreement” and “Description of Capital Stock—Limitations on Liability of Directors and Indemnification of Directors and Officers” of the information statement. Those sections are incorporated herein by reference.

Item 13.	Financial Statements and Supplementary Data.

The information required by this item is contained under the sections “Financial Statement Presentation,” “Unaudited Pro Forma Condensed Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Index to Consolidated Financial Statements” (inclusive of the report of independent registered public accounting firm, financial statements and notes to consolidated financial statements described in that index) of the information statement. Those sections are incorporated by reference herein.

Item 14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 15.	Financial Statements and Exhibits.

(a)       List separately all ﬁnancial statements ﬁled as part of the registration statement.

The information required by this item is contained under the sections “Unaudited Pro Forma Condensed Consolidated Financial Statements” and “Index to Consolidated Financial Statements” beginning on page F-1 of the information statement and the report of independent registered public accounting firm, financial statements and notes to consolidated referenced therein. Those sections are incorporated herein by reference.

(b)       Furnish the exhibits required by Item 601 of Regulation S-K (§229.601 of this chapter).

The following documents are filed as exhibits hereto:

Exhibit No.	Description
2.1	Form of Separation Agreement by and between the Company and Exelon*
3.1	Articles of incorporation of the Company*
3.2	Bylaws of the Company*
10.1	Form of Transition Services Agreement by and between the Company and Exelon*
10.2	Form of Tax Matters Agreement by and between the Company and Exelon*
10.3	Form of Employee Matters Agreement by and between the Company and Exelon*
21.1	Subsidiaries of the Company*
99.1	Preliminary Information Statement, dated July 26, 2021
* To be filed by amendment.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2021	Constellation Newholdco, Inc.

By:
Name:
Title: